November 13, 2020

United States Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Resgreen Group International, Inc.

Pre-qualification Amendment 3 to Offering Statement on Form 1-A

Filed October 13, 2020

File No. 24-11297

Dear Mr. Kelly:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), Resgreen Group International, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above- referenced Offering Statement on Form 1-A, so that it may be qualified by 12:00 Noon., Eastern Time on Monday, November 16, 2020, or as soon thereafter as is practicable.

We understand that the Commission has completed its review and has no further comments.

The Company has registered the offering in Colorado, as indicated in the attached letter from Colorado’s Division of Securities.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff; acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the filing; and

The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please contact our counsel, Jonathan Leinwand (954) 903-7856.

Thank you in advance for your assistance.

Respectfully Submitted,

RESGREEN GROUP INTERNATIONAL INC.

By: /s/ Parashar Patel

Parashar Patel, CEO

22800 Hall Road, Unit 510, Clinton Township, MI 48036

COLORADO
Department of
Regulatory Agencies
Division of Securities

1560 Broadway, Suite 900, Denver, CO 80202-5150
Tung Chan, Securities Commissioner

November 13, 2020

Sent Via Electronic Mail: jonathan@jdlpa.com

Resgreen Group International, Inc.
Parashar Patel, CEO
22800 Hall Road, Unit 510
Clinton Township, Michigan 48036

Re: Resgreen Group International, Inc., Reg A Tier 1 Offering, Cleared for Sale in State of

Colorado

Dear Mr. Patel, CEO:

The Offering, "Resgreen Group International, Inc.," Regulation A Tier 1, is "Effective or Cleared for Sale" in the State of Colorado. The effective date is the date of SEC "Notice of Qualification," and the Colorado File Number for this Offering is 2021-83-724.

The fact that these securities are hereby registered does not constitute a finding by the Commissioner that any document filed with the Commissioner in connection with said registration is true, complete, or not misleading. The fact that these securities are hereby registered does not mean that the Commissioner has passed in any way upon the merits or qualifications of, or has recommended or given approval to, these securities. It is unlawful to make, or cause to be made, to any prospective purchaser any representation inconsistent with the foregoing.

If you have any questions or concerns, please do not hesitate to contact me at the undersigned.

Derrick O'Neal 11/13/2020
Derrick O'Neal

Securities Examiner

560 Broadway, Suite 900, Denver, CO 80202-5150 P 303.894.2320 F 303.861.2126 V/TDD 303.894.7880
Jared Polis, Governor | Patty Salazar, Executive Director | www.dora.colorado.gov/dos

560 Broadway, Suite 900, Denver, CO 80202-5150 P 303.894.2320 F 303.861.2126 V/TDD 303.894.7880
Jared Polis, Governor | Patty Salazar, Executive Director | www.dora.colorado.gov/dos